TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102F1

FOR THE QUARTER ENDED JANUARY 31, 2006

March 28, 2006

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and should be read in conjunction with the consolidated financial statements for the first quarter ended January 31, 2006.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.

The following information, prepared as at March 28, 2006, should be read in conjunction with the January 31, 2006  first quarter financial statements of the Company.

DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. (“Titan” or the “Company”) has three wholly owned subsidiaries: Titan Trading USA, LLC, Titan Trading GP Inc., (“Titan GP”), and Titan Trading Corp..

The Company expended all of its efforts in 2005 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software. On February 22, 2005, Titan announced the release of the first version of its automated trading platform known as TOPS which will greatly assist traders with trading activities.  This trading platform has been used by Mr. Carrozza, at the Company’s US trading office.

Titan Trading Limited Partnership 1 (“TTLP1”) was created in February 2005.  Titan GP is the general partner.  The limited partners must be accredited investors.  TTLP1 will trade funds using the TOPS software.  The profits will be divided on the basis of 50% to the limited partners and 50% to the general partner.  There will be an annual administrative fee paid to Titan equal to 2% of the net asset value of TTLP1.

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.  In June 2003, Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (Cignal) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations.  (See Subsequent Events with respect to Software Transfer Agreements).

Titan currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.  These products are known as: 1) the N1Expert Trading System and 2) Titan’s Order Processing Software, or TOPS.

The Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems.  Neural networks constitute an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans.  The software is “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules.  This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index.

The automated trading platform, TOPS, which the Company has certain rights to pursuant to a license with Cignal, may conceptually be divided into two parts:

▪

Trading system software; and

▪

Automatic order execution software

These parts, when assembled with other components form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to trade execution engines, currently RediPlus and RealTick.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

Titan holds an exclusive use license and a third party revenue interest in the TOPS Technology and plans to exploit this Technology and Titan’s wholly owned proprietary software in two ways:

1.

by establishing a profitable trading operation; and

2.

by marketing and licensing software to third parties.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system during 2005.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios.

The Company is a reporting issuer in Canada and the United States.  Titan’s shares trade in the United States on the Over-The-Counter Bulletin Board and in Canada on the TSX Venture Exchange.

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors.  Sales will be conducted by direct selling and referrals.  The selling proposition is that the software and service improves trading results.  During 2004 the Company began beta testing and trading in a third party account.   In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

In September 2005, the Company retained the services of Coralwood Technologies of Edmonton, Alberta, Canada, to help develop a proprietary data analysis platform.  The platform is called “TickAnalyst” and will offer a suite of products under it namely:

-  data feed reader

-  data base management

-  data analysis

-  trading signal generation

- charting

The main focus for 2006 is to complete the proprietary platform, “TickAnalyst” and its suite of products.  The Company plans to promote, distribute, and sell these products to dealers, financial institutions and high net worth individuals.

The Company also plans on licensing the fully automated TOPS system to institutions subsequent to the completion of our beta testing in March 2006.

With these sources of potential revenue, we are excited about creating cash flow and moving forward to create a profit for our shareholders.

OVERALL PERFORMANCE

Titan has had no operating revenue to date, and continues to fund the Company solely through private placements.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2006, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, goods and services tax receivables, accounts payable, and loans and advances.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, due to their short-term nature.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however, the Company’s property is currently located in Canada, the United States and the United Kingdom.  To date the Company has not generated revenues, and has relied on funding through private placements.

In November 2004, the Company opened an office in West Palm Beach, Florida to be used as a base for Titan’s US trading operations.  Mr. Carrozza is the director of Titan’s US trading operation.  He is a registered series 7 and 63 broker, has eighteen years experience and is the chief trading architect behind the Company’s trading logic for TOPS.  Establishing a US presence will facilitate the Company’s business objectives and enable the Company to introduce TOPS to the trading community.  The office also provides a training location for Titan’s future business partners.

RESULTS OF OPERATIONS

During first quarter ending January 31, 2006, the Company focused on the further development of the software trading programs, re-writing code in preparation for the commencement of beta testing and trading in a third party account with its trading software.

The increase in net loss for the period was the direct result of research and development fees of $181,601 (2005 – $60,000), a direct result of the Company focusing on the continued development of the software programs as the Company tested the trading software in comparison to the same period last year.

Amortization expense for the period ended January 31, 2006 was $2,282 (2004 - $1,429) due to the acquisition of several computers during the past fiscal year for trading and testing purposes.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended
	Jan 31 2006	Oct 31 2005	July 31 2005	April 30 2005
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	292,962	592,921	187,621	415,527
Net loss per share (fully diluted)	.01	.03	.01	.02

	For the three month period ended
	Jan 31 2005	Oct 31 2004	July 31 2004	April 30 2004
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	147,220	429	134,760	127,553
Net loss per share (fully diluted)	.01	.01	.01	.01

The statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ materially with those established in the United States.

Fluctuations / Changes in Accounting Policies

Effective November 1, 2004, the Company retroactively adopted the fair value based method of accounting for share based compensation issued to employees, as recommended by the Canadian Institute of Chartered Accountants.  As such, awards of share options result in compensation expense and a credit to contributed surplus when share options are granted.  The fair value of the options will be calculated using the Black-Scholes option pricing model. Any consideration paid on exercise of share options is credited to share capital.

As at January 31, 2006, management has completed the restructuring of the Company and had increased its operations in an effort to promote the trading software programs and increase market awareness of the Company.

LIQUIDITY

The Company’s working capital deficiency as of January 31, 2006, was $181,651 (January 31, 2005 – $81,835).

The Company has since its inception, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

The Company expended all of its efforts in 2005 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software.

TRANSACTIONS WITH RELATED PARTIES

An amount of, $44,567 (January 31, 2005 - $59,141) due to an officer and director is included in loans and advances. The related party transactions are in the normal course of operations, are recorded at the exchange amount, and are unsecured and non-interest bearing.

Management fee costs of $15,000 (2005 - $15,000), were paid to officers and directors of the Company the first quarter ending January 31, 2006.

Research and development fees of $60,000 disclosed on the financial statements, (2005 - $60,000), were paid to shareholders, officers, and directors of the Company.

An amount of $62,735 was paid to a Director during 2004.  The amount will be used to purchase the intellectual property once an agreement has been reached between the party and the Company.  If an agreement is not reached, the amount will become due to the Company.

SUBSEQUENT EVENTS

Subject to regulatory approval, in February 2006 the Company announced that it had entered into a Software Transfer Agreement with Phillip Carrozza, a director of Titan, and Cignal Technologies, LLC, a company wholly-owned by Mr. Carrozza with respect to the transfer of certain trading models, suitable for stocks or futures and software based formulas that implement the trading models and their accompanying indicators.  Pursuant to the Software Transfer Agreement, Titan will issue to Cignal Technologies and Mr. Carrozza a total of 3,000,000 common shares, 1,000,000 of which common shares will be issued on closing and the remaining 2,000,000 common shares to be warrants.  The Software Transfer Agreement provides Cignal Technologies with the right of first refusal in the event that Titan becomes insolvent to match a proposed sale of the software to a third party.

Titan has also entered into a Software Transfer Agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software based formulas.  Pursuant to the Software Transfer Agreement, Titan will issue to Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The Software Transfer Agreement provides Mr. Gossland with a right of first refusal in the event that Titan becomes insolvent to match a proposed sale of the software to a third party.

In February 2006, Titan closed an expedited private placement, raising gross proceeds of $636,461, consisting of the issuance of 3,535,897 units at $0.18 per unit.  Each unit consisted of one common share and one-half of one common share purchase warrants.  The warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance thereof, and at a price of $0.40 for the next 12 months, and will expire February 1, 2008.

In March 2006, a total of 2,022,000 warrants were exercised at a price of $0.12 per share for gross proceeds of $242,640.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of March 28, 2006

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	28,204,296
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of March 28, 2006.

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	1,500,000	$0.10	Dec. 22, 2008	N/A
Stock Options	200,000	$0.12	May 10, 2009	N/A
Stock Options	495,593	$0.155	Feb. 16, 2010	N/A
Stock Options	1,030,000	$0.25	March 1, 2010	N/A
Stock Options	50,000	$0.135	July 5, 2010	N/A
Purchase Warrants	1,363,667	$0.20 in year one $0.25 in year two	Nov. 30, 2006	N/A
Purchase Warrants	1,353,333	$0.20 in year one $0.25 in year two	Feb. 14, 2007	N/A
Purchase Warrants	583,500	$0.27	May 19, 2006	N/A
Purchase Warrants	754,514	$0.30	October 13, 2007
Purchase Warrants	1,767,954	$0.30 in year one $0.40 in year two	February 1, 2008

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.